

Mail Stop 4631

March 22, 2017

Via E-Mail
Tarang P. Amin
Chief Executive Officer
e.l.f. Beauty, Inc.
570 10th Street
Oakland, CA 94607

> **Re: e.l.f. Beauty, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 15, 2017**
> **File No. 333-216720**

Dear Mr. Amin:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please include all information not otherwise allowed to be omitted pursuant to Rule 430A of Regulation C of the Securities Act of 1933. We may have further comments once items that are currently blank, such as the number of shares in the offering, are completed.

2. Please note that we may have comments on the legal opinion and other exhibits once they are filed. Please understand that we will need adequate time to review these materials before effectiveness.

Principal and Selling Stockholders, page 95

3. Please provide the missing disclosure required by Item 507 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, Craig Slivka, Special Counsel at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-Mail
        Tad Freese, Esq.